

Vishnu Vardhana Balu · 2nd

CTO & Co-Founder at BeWell Digital (YC W21)

Coimbatore, Tamil Nadu, India · **Contact info**

500+ connections

 **1 mutual connection:** Marisa Trapani

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 **BeWell Digital**

 **Y Combinator**

Experience


CTO & Co-Founder
BeWell Digital · Full-time
Nov 2020 – Present · 8 mos
India

Building the operating system for India's healthcare industry starting with regulatory compliance.

BeWell Digital is a YC W21 Company.


Senior Full Stack Architect (Remote)
IPAOO | SITE INTERNET - MOBILE - WEB APP - DOMAINE - SUPPORT24/7
Jul 2017 – Nov 2020 · 3 yrs 5 mos
Coimbatore Area, India


Student Mentor
Thinkful
Jan 2017 – Jun 2018 · 1 yr 6 mos
Coimbatore Area, India

As a thinkful mentor its my responsibility to mentor and learn along with the student(s) to reach a goal of making them a good, well trained , self sufficient web developer.


Lead Software Engineer
ScientiaMobile
Nov 2015 – Jan 2017 · 1 yr 3 mos
Hyderabad

Lead Software/UI Engineer
Data Science Labs Pvt. Ltd / The Step two groups
Nov 2014 – Nov 2015 · 1 yr 1 mo
Hyderabad Area, India / Coimbatore

Show 3 more experiences ⌄

Education



Y Combinator
2020 – 2021



PSG College of Technology
M.Sc, Software Engineering
2007 – 2012



